SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1st AMENDMENT TO THE SHAREHOLDERS’ AGREEMENT OF TIM PARTICIPAÇÕES S.A.

This 1st Amendment to the Shareholders Agreement of TIM Participações S.A. (“1st Amendment to the Shareholders Agreement”) is entered into on November 30, 2009, between the parties named and qualified below, namely, on the one side:

I. TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A., a privately-held joint-stock corporation, organized and existing under the laws of the Federal Republic of Brazil, with its head office at Av. das Américas No. 3434, Block 1, 6th floor, in the city and State of Rio de Janeiro, Corporate Taxpayer Identification No. 02.600.854/0001 -34 (hereinafter denominated “TIM BRASIL”), herein represented pursuant to its current bylaws by Mr. Luca Luciani, an Italian citizen, married, economist, with a commercial address at Avenida das Americas No. 3434, block 1, 6th floor, Barra da Tijuca, in the city and State of Rio de Janeiro, bearer of Italian passport No. AA10695977, valid through April 18, 2017, Individual Taxpayer Identification No. 059.837.507 -47, and by Mr. Claudio Zezza, an Italian citizen, married, bachelor in economic sciences, with a commercial address at Avenida das Americas No. 3434, block 1, 6th floor, Barra da Tijuca, in the city and State of Rio de Janeiro, bearer of Italian passport No. E021021, valid through March 16, 2015, and on the other side

II. JVCO PARTICIPAÇÕES LTDA., a limited company organized and existing under the laws of the Federative Republic of Brazil, with its head office at Praia de Botafogo No. 370, 9th floor, in the city and State of Rio de Janeiro, Corporate Taxpayer Identification No. 02.609.580/0001 -44, (hereinafter denominated “JVCO”), herein represented pursuant to its current articles of association by Mr. Leo Julian Simpson, a British citizen, married, attorney-at-law, with a commercial address in the city and State of Rio de Janeiro, at Praia de Botafogo, bearer of identity document for foreigners R.N.E V286 732Q, issued by SE/DPMAF/DPF, and Individual Taxpayer Identification No. 055.842.677 -83.

(TIM BRASIL and JVCO when denominated jointly hereinafter “Parties”)

and also, as Consenting Intervening Parties:

III. TIM PARTICIPAÇÕES S.A., a publicly-held joint-stock corporation, organized and existing under the laws of the Federative Republic of Brazil, with its head office at Av. das Américas No. 3434, Block 1, 7th floor, in the city and State of Rio de Janeiro, Corporate Taxpayer Identification No. 02.558.115/0001 -21 (hereinafter denominated “TIM PART”), herein represented pursuant to its current bylaws by Mr. Luca Luciani and by Mr. Claudio Zezza, already qualified above, and

IV. DOCAS INVESTIMENTOS S.A., a publicly-held joint-stock corporation, organized and existing under the laws of the Federative Republic of Brazil, with its head office at Praia de Botafogo No., 228, suite 402, in the city and State of Rio de Janeiro, Corporate Taxpayer Identification No. 33.433.665/0001 -48 (hereinafter denominated “DOCAS”), herein represented pursuant to its current bylaws, by Mr. Nelson Sequeiros Rodriguez Tanure, a Brazilian citizen, married, company administrator, resident and domiciled in the city and State of Rio de Janeiro, at Estrada da Gávea, No. 60, apartment 201, bearer of identity card No. 07.140.649 -0, issued by IFP/RJ, and Individual Taxpayer Identification No. 041.747.715 -53, and by Ms. Angela Maria Pereira Moreira, a Brazilian citizen, married, accountant, with a commercial address in the city and State of Rio de Janeiro, at Praia de Botafogo No. 228, suite 402, bearer of identity card No. 11.642.890 -5, issued by IFP/RJ, and Individual Taxpayer Identification No. 213.323.987 -15,

WHEREAS:

(i) on April 16, 2009, the Parties entered into the Shareholders’ Agreement (“Shareholders’ Agreement”), setting out the rights and obligations of certain shareholders of TIM PART, including JVCO, which, by means of completion of the merger mentioned in the whereas below, will become a shareholder of TIM PART;

(ii) on the date of execution of this 1st Amendment to the Shareholders’ Agreement, TIM PART and HOLDCO, as parties, and DOCAS, INTELIG, JVCO, LEO SIMPSON, BOTOFOGA and TIM BRASIL, as consenting intervening parties, also entered into the 2nd Amendment and Restated Merger Agreement entered into on April 16, 2009 (the “Amended and Restated Merger Agreement”), which provides for the merger of HOLCO into TIM PART. As a consequence, after completion of the Merger: (i) HOLDCO shall be extinct; (ii) JVCO shall become the holder of 5.14% (five point one-four per cent) of the common shares and 5.14% (five point one-four per cent) of the preferred shares of the shareholding capital of TIM PART, to be issued by TIM PART at Closing (as defined and agreed therein);

(iii) by virtue of the execution of the Amended and Restated Merger Agreement, the ratios of equity interest in TIM PART that shall be held by JVCO as a consequence of the Merger were revised and agreed upon;

IN CONSIDERATION for the foregoing premises, the Parties agree to amend the Shareholders’ Agreement in accordance with the following terms and conditions:

CLAUSE 1. DEFINITIONS

1. The capitalized terms used in this 1st Amendment to the Shareholders’ Agreement, provided that not defined otherwise, shall be understood according to the definition given to them in the Shareholders’ Agreement. All references contained in the Shareholders’ Agreement in relation to the Merger Agreement shall be construed as being references to the Amended and Restated Merger Agreement, as applicable.

CLAUSE 2. AMENDMENTS.

2. Clause 2.1.1 of the Shareholders’ Agreement shall be suppressed in its entirety and replaced according to the wording below:

“2.1.1. Upon Closing, and subject to Section 2.1.1.1 below, JVCO shall be the holder for the purposes of this Agreement (along with the Shares assigned to TIM BRASIL) of (i) forty-three million, three hundred and fifty-six thousand, six hundred and seventy-two (43,356,672) common shares issued by TIM PART (“JVCO common shares”), representing 5.14% of the total number of shares of this kind; and (ii) eighty-three million, nine hundred and thirty-one thousand, three hundred and fifty-two (83,931,352) preferred shares issued by TIM PART (“JVCO Preferred Shares) representing 5.14% of the total number of shares of this kind, then issued by TIM PART, as computed immediately after the completion of the Merger, subject to the provisions set forth in the Amended and Restated Merger Agreement”

CLAUSE 3 AMENDMENT AND NO WAIVER

3. The execution, delivery and effectiveness of this 1st Amendment to the Shareholders’ Agreement shall not, unless if expressly provided otherwise, characterize a waiver of any right, power or remedy set out in the Shareholders’ Agreement for any party.

CLAUSE 4 TERMS AND CONDITIONS UNCHANGED

4. Except for the amendments expressly provided for in this 1st Amendment to the Shareholders’ Agreement, all terms and conditions of the Shareholders’ Agreement shall remain unchanged and in full force and effect, and are hereby ratified.

In witness whereof, the Parties and Consenting Intervening Parties irrevocably and irreversibly execute this 1st Amendment to the Shareholders’ Agreement in six (6) counterparts of equal form and tenor, in the presence of the two undersigned witnesses.

Rio de Janeiro, November 30, 2009.

TIM BRASIL SERVIÇOS E	JVCO PARTICIPAÇÕES LTDA.
PARTICIPAÇÕES S.A.

Consenting Intervening Parties:

TIM PARTICIPAÇÕES S.A.	DOCAS INVESTIMENTOS S.A.

Witnesses:

______________________________________________________ Name:
Individual Taxpayer Identification No.

______________________________________________________ Name:
Individual Taxpayer Identification No.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: January 06, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.